Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

December […], 2016

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Value Fund (S000028264)

Dear Ms. Vroman-Lee:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of December 13, 2016 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 583 to its registration statement, filed on behalf of its series, the Jensen Quality Value Fund (the “Fund”).  PEA No. 583 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on October 31, 2016, for the purpose of making material changes to the principal investment strategy of the Fund.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comment

1.
Staff Comment: Please confirm supplementally all missing information will be included in the registration statement filed pursuant to Rule 485(b), and that any material changes made to the preliminary registration statement will be filed with the SEC pursuant to Rule 485(a).

Response:  The Trust responds by supplementally confirming that all missing information will be included in the registration statement filed pursuant to Rule 485(b).  The Trust further confirms that there are no material changes to the registration statement that require a filing with the SEC pursuant to Rule 485(a).

Summary Section – Fees and Expenses of the Fund

2.	Staff Comment: Please consider revising the “Fees and Expenses of the Fund” table to more clearly identify the Fund has two separate shareholder servicing fees and plans.

Response:  The Trust responds by revising the “Fees and Expenses of the Fund” table as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class J	Class I
Management Fees	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees (Class J)	0.25%	None
Shareholder Servicing Fee (Class I)	None	0.10%
Other Expenses[1]	0.63%	0.63%
Total Annual Fund Operating Expenses	1.63%	1.48%
Fee Waiver/Expense Reimbursements	-0.38%	-0.38%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursements[2]	1.25%	1.10%

3.
Staff Comment: Please revise the last sentence of Footnote No. 2 in the “Fees and Expenses of the Fund” table to confirm that the Adviser may be reimbursed for management fee reductions and/or expense payments made three years from the date of the waiver or reimbursement and not during the prior three fiscal years.

Response:  The Trust responds by revising the last sentence of Footnote No. 2 to read as follows (changes shown in underline):

“The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the three year period from the date of the waiver or reimbursement~~prior three fiscal years~~ if such reimbursement will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver; or (2) the expense limitation in place at the time of the recoupment.”

Summary Section – Principal Investment Strategies

4.	Staff Comment: In plain English, please more clearly describe the Fund’s “universe of companies”.

Response:  The Trust responds by making the following revisions to the Fund’s principal investment strategy disclosure in the Summary Section (changes shown in underline):

“These companies are selected from a universe of all publicly traded U.S. companies that, as determined by the Adviser, have produced long-term records of consistently high returns on shareholder equity.”

5.
Staff Comment:  In the first paragraph, please add disclosure related to the Fund’s value strategy.  For example, “The Fund’s investment strategy seeks to identify companies the Adviser deems to be undervalued.”

Response:  The Trust responds by adding the following disclosure to the Summary Section under the caption “Principal Investment Strategies”:

“The Fund’s investment strategy seeks to identify companies the Adviser deems to be undervalued.”

6.	Staff Comment: If the Fund’s use of valuation models is a principal risk of the Fund, please add corresponding risk disclosure to the “Principal Risks of Investing in the Fund” section.

Response:  The Trust responds by revising the risk factor “Management Risk” as follows (changes shown in underline):

“+ Management Risk
The investment process used by the Adviser, including the Adviser’s valuation models, to select securities for the Fund’s investment portfolio may not prove effective, and the Adviser’s judgments about the attractiveness, value and potential appreciation of the Fund’s investments may prove to be incorrect in that the investments chosen by the Adviser may not perform as anticipated. Certain risks are inherent in the ownership of any security, and there is no assurance that the Fund’s investment objective will be achieved.”

7.	Staff Comment: In plain English, please more clearly describe what is meant by the Fund’s “investment criteria” so that it is clear to an investor.

Response:  The Trust responds by making the following revisions to the Fund’s principal investment strategy disclosure in the Summary Section (changes shown in underline):

“The Fund may sell all or part of its position in a company when the Adviser has determined that another qualifying security has a greater opportunity to achieve the Fund’s objective.  In addition, the Fund generally sells its position in a company when the company no longer meets one or more of the Fund’s investment criteria described above for inclusion in the universe of companies in which the Fund may invest.  In the event that the company no longer satisfies the investment criteria and the failure is due to an extraordinary situation that the Adviser believes will not have a material adverse impact on the company’s operating performance, the Fund may continue to hold and invest in the company.”

Prospectus – Summary Section – Principal Risks of Investing in the Fund

8.
Staff Comment: Please confirm that all principal risks of the Fund are disclosed.  For example, please consider whether to include a risk factor related to the Fund’s active management style (i.e. “Active Management Risk”).

Response:  The Trust responds by supplementally confirming all principal risks of the Fund are disclosed.

9.	Staff Comment: Please consider whether “Cybersecurity Risk” is a principal risk of the Fund.

Response:  The Trust responds by removing the “Cybersecurity Risk” risk factor from the Summary Section and moving the Item 9 “Cybersecurity Risk” risk factor under the heading “Other Investment Risks”.

Prospectus – Summary Section – Performance

10.	Staff Comment: Please provide the missing returns for the Russell 2500® Total Return Index.

Response:  The Trust responds that the “Average Annual Total Returns” table will be displayed as follows in the registration statement filed pursuant to Rule 485(b):

Average Annual Total Returns For the Periods Ended December 31, 2015	One Year	Five Year	Since Inception 3/31/2010
Class J Shares
Return Before Taxes	-9.38%	9.47%	8.75%
Return After Taxes on Distributions	-13.21%	6.95%	6.55%
Return After Taxes on Distributions and Sale of Fund Shares	-3.23%	7.18%	6.68%
Class I Shares
Return Before Taxes	-9.25%	9.62%	8.92%
Russell 2500® Total Return Index* (reflects no deductions for fees, expenses, or taxes)	-2.90%	0.32%	11.76%
Russell 3000® Value Total Return Index (reflects no deductions for fees, expenses, or taxes)	-4.13%	10.98%	11.05%

Prospectus – Summary Section – Portfolio Managers

11.	Staff Comment: Please disclose which portfolio manager(s) are primarily responsible for the daily management of the Fund.

Response:  The Trust responds by adding the following disclosure to the narrative discussion under the heading “Portfolio Managers”:

“All members of the Fund’s portfolio management team share responsibility in managing the Fund and making decisions regarding the Fund’s investments.”

Prospectus – Principal Investment Strategies

12.
Staff Comment: The Staff notes the Fund’s multi-step investment process begins with “all publicly traded U.S. companies”.  Please add corresponding disclosure to the description of the Fund’s investment process in the summary section of the prospectus.

Response:  The Trust responds by referring the Staff to changes to the principal investment strategy in response to Staff Comment 4 above.

Prospectus – Other Investment Risks

13.	Staff Comment: Please discuss in the principal investment strategy disclosure if investing in master limited partnerships will be a principal investment strategy of the Fund.

Response:  The Trust responds by supplementally confirming the Fund will not invest in master limited partnerships as a principal investment strategy.

14.
Staff Comment:  The Staff notes the Fund may invest in convertible securities.  Please supplementally state whether the Fund intends to invest in contingent convertible bonds.  If the Fund intends to invest in contingent convertible bonds, consider whether any additional disclosure is appropriate.  The type of disclosure will depend on the type and extent of the investments and the characteristics and credit quality of the investments.

Response:  The Trust responds supplementally by indicating that the Fund does not intend to invest in contingent convertible bonds.  Accordingly, the Trust has not added any additional disclosure.

15.
Staff Comment:  “International Risk, Foreign Securities and ADRs” risk is included as a non-principal risk of the Fund; however, the risk factor refers to “Principal Investment Strategies—The Fund’s Portfolio Securities.” Please clarify the apparent discrepancy.

Response:  The Trust responds by revising the first paragraph of the risk factor “International Risk, Foreign Securities and ADRs” as follows:

“Although all of the Fund’s portfolio securities must be listed on U.S. stock exchanges, including the NYSE and the NASDAQ, the Fund may invest in certain foreign securities and ADRs, as well as the securities of~~.  The Fund also invests in~~ domestic companies that engage in significant foreign business.  ~~See “Principal Investment Strategies—The Fund’s Portfolio Securities” above.~~  These investments involve certain risks, such as:”

16.	Staff Comment: Please confirm that all requirements of Form N-1A are complied with, including Item 1(b)(4).

Response:  The Trust responds by confirming that the Item 1(b)(4) disclosure has been revised to 8 pt. font, and that all other requirements of Form N-1A have been complied with.

Prospectus – Management of the Fund – Portfolio Managers

17.
Staff Comment:  The Staff notes the portfolio managers are each jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.  Accordingly, please include a brief description of each portfolio manager’s role on the portfolio management team, as required by Item 10(a)(2) of Form N-1A.

Response:  The Trust responds by adding the following disclosure to each portfolio manager’s biography:

“Robert F. Zagunis serves as a portfolio manager and participates in investment decision-making.”

“Robert D. McIver serves as a portfolio manager and participates in investment decision-making.”

“Eric H. Schoenstein serves as the Chairman of the Investment Committee and oversees the investment process, participating in investment decision-making.”

“Kurt M. Havnaer serves as a portfolio manager, participates in investment decision-making, and leads investment research.”

“Kevin J. Walkush serves as a portfolio manager, participates in investment decision-making, and has responsibilities for investment research.”

“Allen T. Bond serves as the Vice-Chairman of the Investment Committee, participates in investment decision-making, and has responsibilities for investment research.”

“Adam D. Calamar serves as a portfolio manager, participates in investment decision-making, and has responsibilities for investment research.”

SAI – Portfolio Turnover

18.
Staff Comment:  The Staff notes that the Fund’s portfolio turnover has exceeded 50% in each of the last five years.  Please consider adding a “Portfolio Turnover Risk” to the Fund’s Principal Investment Strategies” and “Principal Risks” sections in the Prospectus and removing the sentence: “The Fund does not expect its annual portfolio turnover to exceed 50%” in the SAI.

Response:  The Trust responds by supplementally stating the Adviser anticipates that the changes made to the Fund’s principal investment strategy will significantly reduce the Fund’s annual portfolio turnover rate and no additional disclosure in the Prospectus is necessary at this time.  The Trust further responds by revising the disclosure in the “Portfolio Turnover” section of the SAI as follows (changes shown in underline):

“The Fund may sell all or part of its position in a company when the Adviser has determined that another qualifying security has a greater opportunity to achieve the Fund’s objective.  In addition, the Fund generally sells its position in a company when the company no longer meets one or more of the Fund’s investment criteria (as further described in the Prospectus).  Historically the Fund experienced portfolio turnover rates of over 100%.  Currently, the Fund does not expect its annual portfolio turnover rate to exceed 50%.  The turnover rate could, however, be significantly higher or lower depending on the performance of the portfolio companies, the number of shares of the Fund that are redeemed, or other external factors outside the control of the Fund and the Adviser.”

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers